No. 812-13603

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

ARES CAPITAL CORPORATION, ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT LIMITED, ARES MANAGEMENT, L.P., ARES MANAGEMENT II, L.P., ARES INSTITUTIONAL LOAN FUND GP, LLC, ARES CLO MANAGEMENT IIR, L.P., ARES CLO MANAGEMENT IIIR/IVR, L.P., ARES CLO MANAGEMENT V, L.P., ARES CLO MANAGEMENT VR, L.P., ARES CLO MANAGEMENT VI, L.P., ARES CLO MANAGEMENT VIR, L.P., ARES CLO MANAGEMENT VII, L.P., ARES CLO MANAGEMENT VIII, L.P., ARES CLO MANAGEMENT IX, L.P., ARES CLO MANAGEMENT X, L.P., ARES CLO MANAGEMENT XI, L.P., ARES CLO MANAGEMENT XII, L.P., ARES ENHANCED LOAN MANAGEMENT, L.P., ARES ENHANCED LOAN MANAGEMENT IR, L.P., ARES ENHANCED LOAN MANAGEMENT IR-B, L.P., ARES ENHANCED LOAN MANAGEMENT II, L.P., ARES ENHANCED LOAN MANAGEMENT III, L.P., ARES ENHANCED LOAN INVESTMENT STRATEGY ADVISOR IV, L.P., ASSF OPERATING MANAGER II, LLC, ASSF MANAGEMENT II, L.P., ARES SPC HOLDINGS, L.P., ARES SPC GP HOLDINGS LLC, ARES HIGH YIELD CSO MANAGEMENT, L.P., ARES HIGH YIELD CSO MANAGEMENT II, L.P., ARES PRIVATE ACCOUNT MANAGEMENT I, L.P., ARES ENHANCED CREDIT OPPORTUNITIES GP, LLC, ARES ENHANCED CREDIT OPPORTUNITIES FUND MANAGEMENT, L.P., ASSF OPERATING MANAGER, LLC, ARES CSF OPERATING MANAGER I, LLC, ACOF OPERATING MANAGER, L.P., ACOF OPERATING MANAGER II, L.P., ACOF OPERATING MANAGER III, LLC, ARES CAPITAL EURO GP, L.P., IVY HILL ASSET MANAGEMENT L.P., ARES LEVERAGED INVESTMENT FUND (U.S.), L.P., ARES LEVERAGED INVESTMENT FUND (CAYMAN), L.P., ARES LEVERAGED INVESTMENT FUND, L.P., ARES LEVERAGED INVESTMENT CORP., ARES LEVERAGED INVESTMENT FUND II, L.P., ARES LEVERAGED INVESTMENT CORP. II, ARES INSTITUTIONAL OFFSHORE LOAN FUND, B.V., ARES INSTITUTIONAL LOAN FUND, L.P., ARES INSTITUTIONAL LOAN FUND B.V., ARES IIR CLO LTD., ARES III CLO LTD., ARES IIIR/IVR CLO LTD., ARES V CLO LTD., ARES VR CLO LTD., ARES VI CLO LTD., ARES VIR CLO LTD., ARES VII CLO LTD., ARES VIII CLO LTD., ARES IX CLO LTD., ARES X CLO LTD., ARES XI CLO LTD., ARES XII CLO LTD., ARES EURO CLO I B.V., ARES EUROPEAN CLO II B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY IR-B, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY II LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III, LTD., ARES ENHANCED LOAN INVESTMENT STRATEGY III EURO B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY V B.V., ARES ENHANCED LOAN INVESTMENT STRATEGY VI, L.P., ARES SPC LUXEMBOURG S.À.R.L., ARES HIGH YIELD CSO I PLC, ARES HIGH YIELD CSO LTD., CONFLUENT 2 LIMITED, ARES ENHANCED CREDIT OPPORTUNITIES FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES OFFSHORE FUND, LTD., ARES ENHANCED CREDIT OPPORTUNITIES MASTER FUND, L.P., ARES ENHANCED CREDIT OPPORTUNITIES FUND LTD., GLOBAL LOAN OPPORTUNITIES FUND B.V., ARES SPECIAL SITUATIONS FUND, L.P., DF US BD HOLDINGS LLC, ARES SPECIAL SITUATIONS FUND I-B, L.P., DF US BD HOLDINGS I-B LLC, ARES CREDIT STRATEGIES FUND I, L.P., ARES CORPORATE OPPORTUNITIES FUND, L.P., ARES CORPORATE OPPORTUNITIES FUND II, L.P., ARES CORPORATE OPPORTUNITIES FUND III, L.P., AF II US BD

HOLDINGS L.P., AF III US BD HOLDINGS L.P., ARES CAPITAL EUROPE LIMITED, ARES CAPITAL EUROPEAN INVESTMENTS LIMITED, ARES CAPITAL EUROPE, L.P., ARES CAPITAL EUROPE (LUXEMBOURG) S.À.R.L., IVY HILL MIDDLE MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD.

280 Park Avenue, 22nd Floor

Building East

New York, NY 10017

and

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

All Communications, Notices and Orders to:

Michael Arougheti

President

Ares Capital Corporation

280 Park Avenue, 22nd Floor

Building East

New York, NY 10017

(212) 750-7300

and

Michael Weiner

General Counsel

Ares Capital Corporation

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

(310) 201-4200

Copies to:

Monica Shilling	Steven B. Boehm, Esq.
Proskauer Rose LLP	Sutherland Asbill & Brennan LLP
2049 Century Park East, 32nd Floor	1275 Pennsylvania Avenue, N.W.
Los Angeles, CA 90067	Washington, D.C. 20004
(310) 557-2900	(202) 383-0100

May 1, 2009

ii

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
ARES CAPITAL CORPORATION	)
ARES CAPITAL MANAGEMENT LLC	)
ARES MANAGEMENT LLC, ARES	)

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

MANAGEMENT LIMITED, ARES	)
MANAGEMENT, L.P., ARES	)
MANAGEMENT II, L.P., ARES	)
INSTITUTIONAL LOAN FUND GP, LLC,	)
ARES CLO MANAGEMENT IIR, L.P., ARES	)
CLO MANAGEMENT IIIR/IVR, L.P., ARES	)
CLO MANAGEMENT V, L.P., ARES CLO	)
MANAGEMENT VR, L.P., ARES CLO	)
MANAGEMENT VI, L.P., ARES CLO	)
MANAGEMENT VIR, L.P., ARES CLO	)
MANAGEMENT VII, L.P., ARES CLO	)
MANAGEMENT VIII, L.P., ARES CLO	)
MANAGEMENT IX, L.P., ARES CLO	)
MANAGEMENT X, L.P., ARES CLO	)
MANAGEMENT XI, L.P., ARES CLO	)
MANAGEMENT XII, L.P., ARES	)
ENHANCED LOAN MANAGEMENT, L.P.,	)
ARES ENHANCED LOAN MANAGEMENT	)
IR, L.P., ARES ENHANCED LOAN	)
MANAGEMENT IR-B, L.P., ARES	)
ENHANCED LOAN MANAGEMENT II, L.P.,	)
ARES ENHANCED LOAN MANAGEMENT	)
III, L.P., ARES ENHANCED LOAN	)
INVESTMENT STRATEGY ADVISOR IV,	)
L.P., ASSF OPERATING MANAGER II, LLC,	)
ASSF MANAGEMENT II, L.P., ARES SPC	)
HOLDINGS, L.P., ARES SPC GP HOLDINGS	)
LLC, ARES HIGH YIELD CSO	)
MANAGEMENT, L.P., ARES HIGH YIELD	)
CSO MANAGEMENT II, L.P., ARES	)
PRIVATE ACCOUNT MANAGEMENT I,	)
L.P., ARES ENHANCED CREDIT	)
OPPORTUNITIES GP, LLC, ARES	)
ENHANCED CREDIT OPPORTUNITIES	)
FUND MANAGEMENT, L.P., ASSF	)
OPERATING MANAGER, LLC, ARES CSF	)
OPERATING MANAGER I, LLC, ACOF	)
OPERATING MANAGER, L.P., ACOF	)
OPERATING MANAGER II, L.P., ACOF	)
OPERATING MANAGER III, LLC, ARES	)

CAPITAL EURO GP, L.P., IVY HILL ASSET
MANAGEMENT L.P., ARES LEVERAGED
INVESTMENT FUND (U.S.), L.P., ARES
LEVERAGED INVESTMENT FUND
(CAYMAN), L.P., ARES LEVERAGED
INVESTMENT FUND, L.P., ARES
LEVERAGED INVESTMENT
CORP., ARES LEVERAGED
INVESTMENT FUND II, L.P., ARES
LEVERAGED INVESTMENT CORP. II,
ARES INSTITUTIONAL OFFSHORE LOAN
FUND, B.V., ARES INSTITUTIONAL LOAN
FUND, L.P., ARES INSTITUTIONAL LOAN
FUND B.V., ARES IIR CLO LTD., ARES III
CLO LTD., ARES IIIR/IVR CLO LTD.,
ARES V CLO LTD., ARES VR CLO LTD.,
ARES VI CLO LTD., ARES VIR CLO LTD.,
ARES VII CLO LTD., ARES VIII CLO LTD.,
ARES IX CLO LTD., ARES X CLO LTD.,
ARES XI CLO LTD., ARES XII CLO LTD.,
ARES EURO CLO I B.V., ARES EUROPEAN
CLO II B.V., ARES ENHANCED LOAN
INVESTMENT STRATEGY, LTD., ARES
ENHANCED LOAN INVESTMENT
STRATEGY IR LTD., ARES ENHANCED
LOAN INVESTMENT STRATEGY IR-B,
LTD., ARES ENHANCED LOAN
INVESTMENT STRATEGY II LTD., ARES
ENHANCED LOAN INVESTMENT
STRATEGY III, LTD., ARES ENHANCED
LOAN INVESTMENT STRATEGY III EURO
B.V., ARES ENHANCED LOAN
INVESTMENT STRATEGY V B.V., ARES
ENHANCED LOAN INVESTMENT
STRATEGY VI, L.P., ARES SPC
LUXEMBOURG S.À.R.L., ARES HIGH
YIELD CSO I PLC, ARES HIGH YIELD CSO
LTD., CONFLUENT 2 LIMITED, ARES
ENHANCED CREDIT OPPORTUNITIES
FUND, L.P., ARES ENHANCED CREDIT
OPPORTUNITIES OFFSHORE FUND, LTD.,
ARES ENHANCED CREDIT
OPPORTUNITIES MASTER FUND, L.P.,
ARES ENHANCED CREDIT
OPPORTUNITIES FUND LTD., GLOBAL
LOAN OPPORTUNITIES FUND B.V., ARES
SPECIAL SITUATIONS FUND, L.P., DF US
BD HOLDINGS LLC, ARES SPECIAL
SITUATIONS FUND I-B, L.P., DF US BD
HOLDINGS I-B LLC, ARES CREDIT

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

STRATEGIES FUND I, L.P.,
ARES CORPORATE OPPORTUNITIES FUND, L.P.,
ARES CORPORATE OPPORTUNITIES
FUND II, L.P., ARES CORPORATE
OPPORTUNITIES FUND III, L.P., AF II US
BD HOLDINGS L.P., AF III US BD
HOLDINGS L.P., ARES CAPITAL EUROPE
LIMITED, ARES CAPITAL EUROPEAN
INVESTMENTS LIMITED, ARES CAPITAL
EUROPE, L.P., ARES CAPITAL EUROPE
(LUXEMBOURG) S.À.R.L., IVY HILL
MIDDLE MARKET CREDIT FUND, LTD.,
IVY HILL MIDDLE MARKET CREDIT
FUND II, LTD.

) ) ) ) ) ) ) ) ) ) ) ) ) )

280 Park Avenue, 22nd Floor )
Building East )
New York, NY 10017)
(212) 750-7300)
)
File No. 812-13603)
Investment Company Act of 1940)
)

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•                  Ares Capital Corporation (“ARCC”),

•                  Ivy Hill Asset Management L.P. (“Ivy Hill Management”), an investment manager indirectly owned by ARCC,

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

•                  Ivy Hill Middle Market Credit Fund, Ltd. and Ivy Hill Middle Market Credit Fund II, Ltd. (together, the “Ivy Hill Funds” )3, which are managed by Ivy Hill Management,

•                  Ares Capital Management LLC, ARCC’s investment adviser (“ACM”),

•                  Ares Management LLC, an investment adviser affiliated with ACM, (together with all of the Affiliated Investment Managers (as defined below) that manage Existing Affiliated Funds (as defined below) and any future investment managers affiliated with Ares Management LLC (other than ACM) that manage Future Affiliated Funds (as defined below), “Ares Management”),

•                  Ares Management Limited, Ares Management, L.P., Ares Management II, L.P., Ares Institutional Loan Fund GP, LLC, Ares CLO Management IIR, L.P., Ares CLO Management IIIR/IVR, L.P., Ares CLO Management V, L.P., Ares CLO Management VR, L.P., Ares CLO Management VI, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VII, L.P., Ares CLO Management VIII, L.P., Ares CLO Management IX, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XII, L.P., Ares Enhanced Loan Management, L.P., Ares Enhanced Loan Management IR, L.P., Ares Enhanced Loan Management IR-B, L.P., Ares Enhanced Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., ASSF Operating Manager II, LLC, ASSF Management II, L.P.,

3 Definitions in the singular include the plural, and in the plural include the singular.

Ares SPC Holdings, L.P., Ares SPC GP Holdings LLC, Ares High Yield CSO Management, L.P., Ares High Yield CSO Management II, L.P., Ares Private Account Management I, L.P., Ares Enhanced Credit Opportunities GP, LLC, Ares Enhanced Credit Opportunities Fund Management, L.P., ASSF Operating Manager, LLC, Ares CSF Operating Manager I, LLC, ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III LLC, Ares Capital Euro GP, L.P. (collectively, the “Affiliated Investment Managers”),4 and

•                  Ares Leveraged Investment Fund (U.S.), L.P., Ares Leveraged Investment Fund (Cayman), L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Corp., Ares Leveraged Investment Fund II, L.P., Ares Leveraged Investment Corp. II, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares III CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares V CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., Ares Enhanced Loan Investment Strategy, Ltd.,

4 Affiliated Investment Managers are generally domestic corporations, limited liability companies and limited partnerships or similar entities organized in foreign jurisdictions and are in almost all cases directly or indirectly wholly owned by, or are directly or indirectly controlled by, Ares Management LLC.  Ares Management LLC is a registered investment adviser; however, none of the Affiliated Investment Managers are registered under the Investment Advisers Act of 1940.

Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy IR-B, Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy V B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.À.R.L., Ares High Yield CSO I PLC, Ares High Yield CSO Ltd., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Offshore Fund, LTD., Ares Enhanced Credit Opportunities Master Fund, L.P., Ares Enhanced Credit Opportunities Fund Ltd., Global Loan Opportunities Fund B.V., Ares Special Situations Fund, L.P., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, Ares Credit Strategies Fund I, L.P., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., Ares Corporate Opportunities Fund III, L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Capital Europe Limited, Ares Capital European Investments Limited, Ares Capital Europe, L.P., Ares Capital Europe (Luxembourg) S.À.R.L. as well as other vehicles5 that may invest on a side-by-side basis therewith or make an investment in lieu thereof for tax, legal or regulatory purposes to effect financing transactions with or on behalf of an Affiliated Fund (collectively, the “Existing Affiliated Funds” and, together with ARCC, Ivy Hill Management, the Ivy Hill Funds, Ares Management and ACM, the “Applicants”).

5 In certain cases an Existing Affiliated Fund’s constituent documents will provide the flexibility for the formation of a special purpose vehicle to invest side by side with an Existing Affiliated Fund.  These special purpose vehicles are generally formed because they are necessary or desirable from a tax, legal, accounting or regulatory perspective (for example, to address tax issues that a non-U.S. investor has in a fund that are not shared by other domestic investors in ARCC), or to facilitate participation in certain types of investments (for example, blocker corporations are often also used to address tax issues that result from investing in a pass through entity like a partnership or a limited liability company).  Relief for these vehicles is necessary as they will also be controlled by Ares Management and will generally invest side by side with the Existing Affiliated Funds, and these are persons described in Section 57(b)(2) of the 1940 Act.

In particular, the relief requested in this application (the “Application”) would allow ARCC, the Ivy Hill Funds and any other investment fund that ARCC or Ivy Hill Management (or any entity directly or indirectly controlled by ARCC or Ivy Hill Management within the meaning of Section 2(a)(9)) may in the future sponsor or provide investment management services to (collectively, the “Future ARCC Funds” and, together with, ARCC and the Ivy Hill Funds, the “ARCC Funds,”), on the one hand, and the Existing Affiliated Funds, and any future entities that Ares Management, ACM or an affiliate (as defined in Section 2(a)(3)(C) of the Act (“Affiliate”)) (other than Ivy Hill Management or any other investment manager that ARCC may in the future directly or indirectly control) of either may in the future sponsor or provide investment management services to (each a “Future Affiliated Fund” and together with the Existing Affiliated Funds, the “Affiliated Funds”), on the other hand, to co-invest in the same investment opportunities (collectively, “Co-Investment Transactions”).

All Existing Affiliated Funds that currently intend to rely on the Order have been named as Applicants and any Future Affiliated Funds that may rely on the Order in the future will comply with its terms and conditions.

I.  APPLICANTS

A. ARES CAPITAL CORPORATION

ARCC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland.  ARCC has elected to be regulated as a business development company (“BDC”) under the Act.6  In addition, ARCC has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future.  ARCC’s principal place of business is 280 Park Avenue, 22nd Floor, Building East, New York, NY 10017.  In connection with its initial public offering, ARCC filed a registration statement on Form N-2 (File No. 333-114656) under the Securities Act of 1933.  ARCC completed its initial public offering of its common stock, par value $0.001, on October 8, 2004 and has raised additional capital through subsequent equity offerings from time to time.

ARCC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. ARCC invests primarily in U.S. middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive.  ARCC invests primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants.  To a lesser extent, ARCC makes equity investments.  In addition, ARCC has the ability to provide “one stop” financing with the ability to invest capital across the balance sheet and hold larger investments than many of ARCC’s competitors. The ability to underwrite, syndicate and hold larger investments (i) increases flexibility, (ii) may increase net fee income to ARCC and earnings for ARCC through syndication, (iii) broadens market relationships and deal flow and (iv) allows ARCC to optimize its portfolio composition.

6 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

ARCC’s business and affairs are managed under the direction of a board of directors (the “Board”).  The Board currently consists of seven members, four of whom are not “interested persons” of ARCC as defined in Section 2(a)(19) of the Act (the “Independent Directors”).  The Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”).  Ares Operations LLC (“Ares Administration”) serves as ARCC’s administrator pursuant to an administration agreement.

B.  IVY HILL MANAGEMENT AND THE IVY HILL FUNDS

ARCC’s indirect wholly owned subsidiary, Ivy Hill Management, a Delaware limited partnership, manages an unconsolidated middle market credit fund, Ivy Hill I. Ivy Hill I primarily invests in first and second lien bank debt of middle market companies. Ivy Hill I was initially funded in November 2007 with $404.0 million of capital including a $56.0 million investment by ARCC consisting of $40.0 million of Class B notes and $16.0 million of subordinated notes.

On November 5, 2008, ARCC established a second unconsolidated middle market credit fund, Ivy Hill II, which is also managed by Ivy Hill Management. Ivy Hill II primarily invests in first and second lien and subordinated bank debt of middle market companies. Ivy Hill II was initially funded with $250.0 million of subordinated notes, and may grow over time with leverage.

The Ivy Hill Funds are Cayman Islands exempted companies with limited liability.

C.  ARES CAPITAL MANAGEMENT LLC AND ARES ADMINISTRATION LLC

ACM, a Delaware limited liability company that is registered under the Investment Advisers Act of 1940, serves as the investment adviser to ARCC pursuant to the Investment Advisory Agreement.  Subject to the overall supervision of the Board, ACM manages the day-to-day operations of, and provides investment advisory and management services to, ARCC.  Under the terms of the Investment Advisory Agreement, ACM determines the composition of ARCC’s portfolio, the nature and timing of the changes to ARCC’s portfolio and the manner of implementing such changes; identifies, evaluates and negotiates the structure of the investments ARCC makes (including performing due diligence on ARCC’s prospective portfolio companies); closes and monitors the investments ARCC makes; and determines the securities and other assets that ARCC purchases, retains or sells.

Pursuant to the administration agreement, Ares Administration furnishes ARCC with office equipment and clerical, bookkeeping and record keeping services at ARCC’s office facilities.  Under the administration agreement, Ares Administration also performs, or oversees the performance of, ARCC’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial records that ARCC is required to maintain and preparing reports to ARCC’s stockholders and reports filed with the SEC.  In addition, Ares Administration assists ARCC in determining and publishing ARCC’s net asset value, oversees the preparation and filing of ARCC’s tax returns and the printing and dissemination of reports to ARCC’s stockholders, and generally oversees the payment of ARCC’s expenses and the performance of administrative and professional services rendered to ARCC by others.

Both ACM and Ares Administration are direct subsidiaries of Ares Management, Affiliates of which are the investment advisers to the Affiliated Funds.

D.  EXISTING AFFILIATED FUNDS

The Existing Affiliated Funds are comprised of the following groups, all managed by controlled Affiliates of Ares Management:

1.             Capital Markets Group. The Ares Capital Markets Group currently manages the Existing Affiliated Funds and investment vehicles listed below that had in the aggregate approximately $17.5 billion of committed capital under management as of March 31, 2009, and focus primarily on syndicated senior secured loans, high yield bonds, distressed debt, other liquid fixed income investments and other publicly traded debt securities:  Ares Leveraged Investment Fund (U.S.), L.P., Ares Leveraged Investment Fund (Cayman), L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Corp., Ares Leveraged Investment Fund II, L.P., Ares Leveraged Investment Corp. II, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares III CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares IV CLO Ltd., Ares V CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares CLO X Ltd., Ares CLO XI Ltd., Ares CLO XII Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy IR-B, Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V.,

Ares Enhanced Loan Investment Strategy V, B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.À.R.L., Ares High Yield CSO I PLC, Ares High Yield CSO Ltd., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund L.P., Ares Enhanced Credit Opportunities Offshore Fund, Ltd., Ares Enhanced Credit Opportunities Master Fund, LP, Ares Enhanced Credit Opportunities Fund, Ltd., Ares Special Situations Fund, L.P., Global Loan Opportunities Fund B.V., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, Ares Credit Strategies Fund I, L.P., AF II US BD Holdings L.P. and AF III US BD Holdings L.P.

2.             Private Debt Group. The Ares Private Debt Group manages the assets of: (i) ARCC, which currently has approximately $3.2 billion of committed capital under management (including the Ivy Hill Funds and subject to leverage restrictions) and (ii) Ares’ private debt middle-market financing activities in Europe, through the following subsidiaries of Ares Capital Europe, L.P. (“ACE LP”), which had approximately $784 million of committed capital as of March 31, 2009. Ares Capital Europe Limited, Ares Capital European Investments Limited and Ares Capital Europe (Luxembourg) s.á.r.l. (collectively with ACE LP, “ACE”).  The Ares Private Debt Group is a functional name that Ares uses to refer to one part of its business, which is conducted in part by ACM and its employees.  The Private Debt Group focuses primarily on non-syndicated first and second lien senior loans and mezzanine debt, which in some cases may include an equity component.

3.             Private Equity Group. The Ares Private Equity Group manages Ares Corporate Opportunities Fund L.P., Ares Corporate Opportunities Fund II, L.P. and Ares Corporate Opportunities Fund III, L.P. (collectively referred to as “ACOF”), which together had approximately $5.9 billion of total committed capital under management as of March 31, 2009.  ACOF generally makes private equity investments in companies in amounts substantially larger than the investments anticipated to be made by ARCC.  In addition, the Private Equity Group generally focuses on control-oriented investments or investments in under-capitalized companies or companies with capital structure issues.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7) of the Act.

In addition, each of the Existing Affiliated Funds is a Delaware limited partnership or Delaware corporation except for:

•                                          Ares IIR CLO Ltd., Ares IIIR/IR CLO Ltd., Ares V CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy IR-B, Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares High Yield CSO Ltd., Ares Enhanced Credit Opportunities Offshore Fund, Ltd. and Ares Enhanced Credit Opportunities Fund Ltd., each of which is a Cayman Islands exempted company with limited liability;

•                                          Ares Leveraged Investment Fund (Cayman), L.P., Ares Capital Europe, L.P. and Ares Credit Strategies I, L.P., each of which is a Cayman exempted limited partnership

•                                          Global Loan Opportunities Fund B.V., Ares Euro CLO I B.V., Ares European CLO II B.V., Ares Institutional Offshore Loan Fund B.V., Ares Institutional Loan Fund B.V., Ares Enhanced Loan Investment Strategy III Euro B.V. and Ares Enhanced Loan Investment Strategy V B.V., each of which is a private company with limited liability incorporated under the laws of The Netherlands;

•                                          Ares Capital Europe Limited and Ares Capital European Investments Limited, each of which is a private company limited by shares incorporated under the laws of the United Kingdom & Wales;

•                                          Confluent 2 Limited, a single-member private company incorporated under the laws of the United Kingdom & Wales;

•                                          Ares SPC Luxembourg s.à.r.l. and Ares Capital Europe (Luxembourg) s.à.r.l, private companies with limited liability incorporated under the laws of Luxembourg; and

•                                          Ares High Yield CSO I PLC, an Irish public company with limited liability.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act, thus requiring exemptive relief to co-invest with the ARCC Funds by virtue of the fact that the ARCC Funds’ and the Affiliated Funds’ respective investment advisers/managers are under common control.

II.  RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.  PROPOSED CO-INVESTMENT TRANSACTIONS

1.  Mechanics of Co-Investment Transactions

Co-Investments among the ARCC Funds and the Affiliated Funds arise in the following scenarios:

First, ACM may become aware of investment opportunities that are suitable for ARCC but are too large for ARCC to invest in by itself.  ARCC has historically made many investments where it has acted as an agent for a particular debt investment, committing to purchasing debt, but limiting some of its exposure by syndicating a portion of the commitments or loans made to a particular portfolio company to third party buyers.  In those transactions, the investment would be originated solely in the interest of ARCC.  Only to the extent that ARCC lacks the capacity to absorb the entire investment opportunity, or that ACM determines that it is in the best interest of ARCC to limit its exposure in a particular investment scenario, would other lenders be considered for the investment.  In some cases, ARCC acquires the full amount of a debt issuance from the issuer and then syndicates a portion of it, and in other cases the Affiliated Funds and third parties in the syndication will acquire their investment directly from the issuer.  The determination of whether ARCC is to acquire the full amount of the issuance from the issuer or only a portion of it is based on, among other factors, whether the transaction is being expedited and whether ARCC has time to syndicate portions prior to the close of the transaction.  When ARCC acts as agent on a debt transaction, it generally receives structuring or advisory fee income in addition to making a principal investment.  These fees are normally paid at the closing of the investments, are generally non-recurring and are recognized as revenue when earned upon closing of the investment.

The services that ACM provides vary by investment, but generally consist of reviewing the target company’s existing credit facilities, arranging bank financing, arranging equity financing, structuring financing from multiple lenders, structuring financing from multiple equity investors, restructuring existing loans, raising equity and debt capital, and providing general financial advice, which concludes upon closing of the investment.  ARCC also generally receives commitment fees in an amount equal to a percentage of the capital committed by ARCC and these commitment fees are generally shared pro rata with third party participants.

Upon issuance of the requested Order, after considering ARCC’s investment objective and strategies, available funds, market conditions, regulatory requirements and other pertinent factors particular to ARCC (including applicable investment restrictions, regulatory requirements and the amount ARCC can invest in such investments), if ACM determines that it is appropriate for ARCC to syndicate a portion of the investment opportunity to an Affiliated Fund, ARCC will only effect such syndication if ARCC syndicates portions of the investment opportunity to at least two non-affiliated parties on similar terms (which are referred to as “Special Syndication Transactions”) or, if there are not at least two non-affiliated parties also syndicated to on similar terms, if the Board, after appropriate consideration, approves it (which are referred to as “Board Approved Transactions”).  Applicants believe that Board approval is not necessary for Special Syndication Transactions because in circumstances where a price is set externally on an arm’s length basis, the fairness of the price has been determined and separate Board action is not necessary.  Moreover, separate Board action in such cases would result in delay that could jeopardize completing the syndication in a manner that would be most advantageous to ARCC and its stockholders.

ARCC Funds other than ARCC (collectively, the “ARCC Managed Funds”), would also be able to participate in Special Syndication Transactions with Affiliated Funds to the extent that their respective investment managers make the same determinations described above that are made by ACM in respect of ARCC.  Such ARCC Managed Funds could also participate in Board Approved Transactions to the extent that their respective investment managers approve such transactions.

Second, from time to time, advisory personnel of ACM or Ares Management may become aware of investment opportunities that may be suitable for both an ARCC Fund and an Affiliated Fund.  Upon issuance of the requested Order, in such cases, the same investment opportunities that are presented to an Affiliated Fund may be referred to an ARCC Fund and vice versa.  For each such referral, ACM will independently analyze and evaluate the investment opportunity as to its appropriateness for ARCC.  After ACM considers ARCC’s investment objective and strategies, available funds, market conditions, regulatory requirements and other pertinent factors particular to ARCC (including applicable investment restrictions, regulatory requirements and the amount ARCC can invest in such investments), if it determines that the opportunity is appropriate for ARCC and an Affiliated Fund has confirmed its desire to also participate, ACM will forward the opportunity to ARCC’s Board for consideration; provided that Special Syndication Transactions would not require separate Board approval.  With respect to ARCC Managed Funds, their respective investment managers will independently analyze and evaluate each investment opportunity referred to them by an Affiliated Fund and will determine if an opportunity is appropriate for such ARCC Managed Fund.

The Affiliated Funds and their managers will not be obligated to refer investment opportunities to the ARCC Funds, and the ARCC Funds will not be obligated to co-invest when investment opportunities are referred to them.  In addition, the ARCC Funds and their respective investment managers will not be obligated to refer investment opportunities to the Affiliated Funds, and the Affiliated Funds will not be obligated to co-invest when investment opportunities are referred to them.  Nevertheless, it is expected that the ARCC Funds and the Affiliated Funds will participate in Co-Investment Transactions from time to time.

2.  Rationale for Co-Investment Transactions

ARCC (and the ARCC Managed Funds) are currently the only investment vehicles sponsored by Ares Management or ACM that focus primarily on investments in illiquid first and second lien senior loans and mezzanine debt in U.S. private companies and equity investments of $20 million or less in U.S. private companies.  While ACM does not currently provide investment advisory services to anyone else, its services to ARCC under the investment advisory and management agreement are not exclusive and, accordingly, it may in the future, consistent with its applicable fiduciary duties, furnish similar services to other entities, including entities with investment objectives similar to ARCC’s investment objective.

Though the primary investment focus of the ARCC Funds is different from that of the Affiliated Funds, there nonetheless may be investment opportunities suitable for, and that meet the investment objectives of, both an ARCC Fund and one or more of the Affiliated Funds.

For example, while the Existing Affiliated Funds (other than ACE, which primarily acquires debt of non-U.S. companies) that acquire senior debt primarily acquire syndicated or liquid debt, they may, on occasion, acquire illiquid debt in private companies.  In addition, as noted above, from time to time ARCC will act as an agent on a particular credit facility, committing to all of the debt but syndicating some of its exposure to other lenders and receiving fee income in addition to making an investment in a portfolio company’s debt.  The ability to syndicate a portion of such debt or commitments to Affiliated Funds would give ARCC greater flexibility to pursue deals where ARCC could act as agent in concert with making an investment consistent with ARCC’s investment objective.  Depending on prevailing market conditions, it would also result in increased fee income to ARCC, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to ARCC, thereby enhancing value for its stockholders.

For example, ARCC may lose some investment opportunities where it cannot provide “one-stop” financing to potential portfolio companies.  In addition, the Code imposes diversification requirements on companies, such as ARCC, that seek certain favorable tax treatment under Subchapter M of the Code, and consequently ARCC may not be able to commit to the entire amount of financing sought by a portfolio company.  Portfolio companies may reject an offer of funding by ARCC due to its inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of occasions on which ARCC’s investment limits require ACM to arrange a syndication with unaffiliated entities, ARCC would likely have to forego fewer suitable investment opportunities, i.e., the ability of ARCC to co-invest with Affiliated Funds should increase the number of investment opportunities accessible to ARCC.

Current credit market conditions have led to a decline in the availability of capital, making it more difficult for ARCC to raise capital while at the same time creating more opportunities for ARCC to make investments consistent with its investment objective and allowing ARCC to focus on transactions where its competitive advantages are strongest.  The ability to commit larger amounts of financing to portfolio companies in a co-investment situation would give ARCC greater flexibility to make larger financing commitments, which would, in turn, increase fee income and provide better access to due diligence information for ARCC.  In addition, increasing the opportunities available to ARCC with a co-investment structure would generate greater deal flow, broaden the market relationships of ARCC and allow ARCC to be more selective in choosing its investments so that ARCC can pursue the most attractive risk-adjusted investments and optimize its portfolio.  Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between portfolio companies and ARCC, all of which should create enhanced value for stockholders of ARCC.

The Board believes that ARCC’s investment adviser, ACM, is able to leverage the current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms of Ares Management and its affiliated companies (collectively, “Ares”) to provide ARCC with attractive investment opportunities.  In addition to deal flow, the Ares investment platform assists ACM in analyzing, structuring and monitoring investments.  Ares’ senior principals have worked together for over 11 years and have an average of over 20 years experience investing in senior loans, high yield bonds, mezzanine debt and private equity securities.

ARCC has access to the Ares staff of approximately 100 investment professionals and to the approximately 150 administrative professionals employed by Ares who provide assistance in accounting, legal, compliance, operations, technology and investor relations.  The ability to co-invest with the Affiliated Funds would give ARCC the opportunity to more effectively leverage these resources and greater flexibility to pursue attractive investments that would otherwise have been unavailable to ARCC because of its size.

Ares Management and its controlled Affiliates that manage the Affiliated Funds are exposed to a large number of investment opportunities that could potentially be appropriate for and attractive to ARCC.  Applicants believe that if ARCC were able to co-invest with the Affiliated Funds to the extent contemplated in this application, ARCC could access potentially accretive investment opportunities that might not otherwise be available to it.  In such cases, ACM would independently analyze the suitability of such potential investment vis-à-vis ARCC’s investment objective and the state of its investment portfolio at that time.  Based on such analyses (performed separately for each such investment proposal), ACM would determine which opportunities are consistent with ARCC’s investment objective and present such opportunities (other than Special Syndication Transactions, which would not require Board approval) for the consideration of the Board in accordance with the terms of this Application.

In addition, ACM will present to the Board, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter that (i) fell within ARCC’s then current investment objective and met certain criteria determined by the Board from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to ARCC and (ii) were not made available to ARCC, as well as an explanation of why the investment opportunities were not offered to ARCC.

ARCC believes it is appropriate to set certain criteria related to minimum return, liquidity and size of investment as well as any control or management rights available to ARCC in connection with the provision of this information.  Investment vehicles that are not subject to any leverage restrictions (like most of the Affiliated Funds) can pursue a lower return than what ARCC generally pursues given its leverage restrictions.  The Affiliated Funds may also pursue investments with more liquidity, of a larger size or with less control over the portfolio company than ARCC generally pursues given its investment objective and BDC status.  As discussed, co-investment would be in the best interests of stockholders of ARCC, and maintaining the described parameters ensures that the Board will be able to focus only on those opportunities in which ARCC may actually choose to invest instead of being overwhelmed by information relating to other opportunities that would not be pursued by ARCC.  Such criteria may change over time as markets and ARCC’s available capital change, and as a result ARCC believes that, for purposes of this reporting requirement, the Board should set the parameters from time to time, depending on market conditions and ARCC’s available capital.

In addition to the foregoing, as described above, one or more ARCC Funds may also co-invest with the other ARCC Funds or with an Affiliated Fund.  With respect to co-investment transactions among the ARCC Funds, no relief is required because the ARCC Funds’ affiliation with each other results solely from ARCC’s control of the ARCC Managed Funds.

As a result, Co-Investment Transactions among the ARCC Funds would be exempt from the affiliated transaction prohibitions of Section 57(a) pursuant to Rule 57b-1.

Because the ARCC Managed Funds do not have any affiliation with Ares Management, ACM or any of the Affiliated Funds other than as a result of the conflict that results from the interaction of ARCC’s control of the ARCC Managed Funds with the participation of an Affiliated Fund, Co-Investment Transactions involving one or more ARCC Managed Funds, on the one hand, and the Affiliated Funds on the other, should not require any separate governing body approval of the ARCC Managed Fund.  The only relevant conflict analysis in such a situation is an analysis as if ARCC was itself participating in a Co-Investment Transaction with an Affiliated Fund.  Currently the ARCC Managed Funds are managed by, and pay advisory fees to, Ivy Hill Management.  In the future one or more ARCC Managed Fund may be managed by certain of ARCC’s subsidiaries.  As a result, the ARCC Managed Funds are in unity of interest with ARCC.  Thus, the fact that ARCC Managed Funds ordinarily will not have boards of directors in the traditional or the 1940 Act sense, and therefore cannot effect the same type of Board approvals that ARCC would effect under certain circumstances indicated above, should not affect an ARCC Managed Fund’s ability to enter into Co-Investment Transactions.  The same rationale supporting ARCC’s participation in Co-Investment Transactions also applies to such participation by the ARCC Managed Funds.  Moreover, the investment manager of each ARCC Managed Fund is required to comply with a negotiated contractual duty of care in addition to its fiduciary duties.

B.                                    APPLICABLE LAW

1.  Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.  Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following:  (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person;

or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as:  “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.”

C.  NEED FOR RELIEF

Many Co-Investment Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.  The ARCC Funds and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of Ares Management LLC manage each of the Affiliated Funds, (ii) Ares Management LLC controls ACM, which manages ARCC pursuant to the Investment Advisory Agreement and (iii) currently the ARCC Managed Funds are managed by, and pay advisory fees to, Ivy Hill Management, and in the future one or more ARCC Managed Fund may be managed by certain of ARCC’s subsidiaries.  Thus, each of the Affiliated Funds could be deemed to be a person related to the ARCC Funds in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions.

D.  REQUESTED RELIEF

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Section 57(i) of the Act and Rule 17d-l of the Act to permit the ARCC Funds to participate in Co-Investment Transactions.

E.  APPLICANT’S LEGAL ANALYSIS

In accordance with Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the ARCC Funds (or any person they control) in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.

As required by Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Co-Investments may be made will be identical,7 thus protecting the stockholders of any participant from being disadvantaged. For each Co-Investment Transaction, other than Special Syndication Transactions and Board Approved Transactions (which, as discussed above, will effectively be managed according to the needs of ARCC and, to the extent that they participate in such transactions, one or more of the ARCC Managed Funds), one or more of the ARCC Funds and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment Transactions on identical terms and on a pro rata basis. Further, the terms and conditions will ensure that all such transactions are reasonable and fair to the ARCC Funds and the Affiliated Funds and do not involve overreaching by any person concerned, including ACM. The decision for ARCC to participate in any Co-Investment Transaction other than Special Syndication Transactions (which would not require separate Board approval) will be based on the recommendation of ACM and the approval of the required majority (within the meaning of Section 57(o)) (the “Required Majority”)8 of the Board, or in the case of any ARCC Managed Fund, based on the determination of its investment manager (acting in accordance with such investment manager’s fiduciary duties and the standard of care applicable to such investment manager as set forth in the documents governing such ARCC Managed Fund).

7 Other than with respect to settlement in the syndicated loan context, where settlement may occur at different times.

8 The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

F.  PRECEDENTS

The Commission has granted co-investment relief on numerous occasions in recent years.9  Although allocation formulae, approval procedures and presumptions may differ in detail as a result of circumstances being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.  We note, in particular, that the co-investment protocol to be followed by Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation, for which an order was granted on November 22, 2005.10

9 Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc.  (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 8127133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

10 See note 7, supra.

G.  CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.                                       (a)                                  If considering an investment opportunity that could result in a Co-Investment Transaction, ACM or, in the case of an ARCC Managed Fund, the ARCC Managed Fund’s investment manager, as applicable, will make an independent determination of the appropriateness of the ARCC Fund’s participation in such Co-Investment Transaction in light of such ARCC Fund’s then-current circumstances.

(b)                                 If ACM deems ARCC’s participation in any such investment opportunity to be appropriate for ARCC, it will then determine an appropriate level of investment for ARCC.  For all Co-Investment Transactions other than Special Syndication Transactions and Board Approved Transactions, if the aggregate amount recommended by ACM to be invested by ARCC in such Co-Investment Transaction, together with the amount proposed to be invested by all Affiliated Funds in the same Co-Investment Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.

The foregoing procedure will also be followed by an ARCC Managed Fund’s investment manager in connection with the participation by an ARCC Managed Fund in Co-Investment Transactions (other than Special Syndication Transactions).  In connection with ARCC’s participation in any such Co-Investment Transaction (other than Special Syndication Transactions, which would not require separate Board approval), ACM will provide the Required Majority with information concerning the Affiliated Funds’ investment amounts to assist the Required Majority with their review of ARCC’s investments for compliance with these allocation procedures.

(c)                                  After making the determinations required in (a) and (b) above, ACM will distribute written information concerning the Co-Investment Transaction (other than Special Syndication Transactions, which would not require separate Board approval), including the amount proposed to be invested by any Affiliated Fund, to the Independent Directors for their consideration.  For such Co-Investment Transactions (other than Special Syndication Transactions, which would not require separate board approval), an ARCC Fund will co-invest with an Affiliated Fund only if, prior to the ARCC Fund’s participation in the Co-Investment Transaction, in the case of ARCC, a Required Majority, or in the case of an ARCC Managed Fund, such ARCC Managed Fund’s investment manager, concludes that:

(i)            the terms of the Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the ARCC Fund or its stockholders, in the case of ARCC, or its interest holders, in the case of an ARCC Managed Fund;

(ii)           the Co-Investment Transaction is consistent with:

(A)          the interests of ARCC’s stockholders or an ARCC Managed Fund’s interest holders, as applicable; and

(B)           the ARCC Fund’s investment objective and strategies, which in the case of ARCC shall be as described in ARCC’s registration statements on Form N-2 and other filings made with the Commission by ARCC under the Securities Act of 1933, any reports filed by ARCC with the Commission under the Securities Exchange Act of 1934 and ARCC’s reports to stockholders);

(iii)          the investment by the Affiliated Fund(s) would not disadvantage the ARCC Fund, and participation by the ARCC Fund is not on a basis different from or less advantageous than that of such Affiliated Fund(s); provided, that if an Affiliated Fund, but not the ARCC Fund, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority, or, in the case of an ARCC Managed Fund, its investment manager, from reaching the conclusions required by this condition (1)(c)(iii), if:

(A)          the Required Majority or investment manager, as applicable, shall have the right to ratify the selection of such director or board observer, if any, and

(B)           in the case of ARCC, ACM agrees to, and does, provide periodic reports to ARCC’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company, subject to any applicable confidentiality provisions; and

(iv)          the proposed investment by the ARCC Fund will not benefit ACM, Ares Management or any Affiliated Fund or any affiliated person thereof (other than the participating Affiliated Fund), except to the extent permitted under Sections 17(e) and 57(k) of the Act.

(d)           The ARCC Fund has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount offered to the ARCC Fund.

(e)           ACM will present to the Board, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter that (i) fell within the ARCC Fund’s then current investment objective and met certain criteria determined by the Board from time to time for the purpose of this reporting requirement related to the expected minimum rate of return, liquidity and size of the investment as well as any control or management rights available to ARCC and

(ii) were not made available to ARCC, as well as an explanation of why the investment opportunities were not offered to ARCC. All information presented to the Board pursuant to this condition will be kept for the life of ARCC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

2.             Except for follow-on investments made pursuant to condition 5 below, the ARCC Funds will not invest in any portfolio company in which ACM, Ares Management or any Affiliated Fund or any affiliated person thereof is an existing investor.

3.             The ARCC Funds will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date11 and registration rights (if any) will be the same for the ARCC Fund and the Affiliated Fund participating in such Co-Investment Transaction.  The grant to an Affiliated Fund, but not an ARCC Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 3, if conditions 1(c)(iii)(A) and (B) are met.

4.             If an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by an ARCC Fund and the Affiliated Fund in a Co-Investment Transaction, then ACM, or the ARCC Managed Fund’s investment manager for an ARCC Managed Fund, as applicable, will:

11 Other than in the syndicated loan context, where settlement may occur at different times.

(a)           notify the ARCC Fund of the proposed disposition at the earliest practical time; and

(b)           formulate a recommendation as to participation by the ARCC Fund in any such disposition.

The ARCC Fund will have the right to participate in such disposition on a proportionate basis, based on the size of its investment, at the same price and on the same terms and conditions as those applicable to the Affiliated Fund.  The ARCC Fund will participate in such disposition to the extent that a Required Majority, or, in the case of an ARCC Managed Fund, the ARCC Managed Fund’s investment manager (consistent with its fiduciary duties and the standard of care applicable to such investment manager as set forth in the documents governing such ARCC Managed Fund), determines that it is in the ARCC Fund’s best interests to do so.12  The ARCC Fund and the Affiliated Fund will each bear its own expenses in connection with any such disposition.

5.             If any Affiliated Fund desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by an ARCC Fund and the Affiliated Fund in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of such portfolio company, ACM, or, in the case of an ARCC Managed Fund, the ARCC Managed Fund’s investment manager, will:

12 Given the volatility of the financial markets, ARCC believes submitting every disposition opportunity to the Board for approval would unduly restrict the ability of ARCC to exit investments at the most opportune time in a potentially volatile market and to otherwise act in a manner to maximize value to ARCC’s stockholders.  In fact, in markets such as the current one, there may only be one opportunity to exit an investment.  As a result, the Board will pre-approve all dispositions that account for less than 1% of ARCC’s portfolio, based on ARCC’s most recent net asset value as determined by the Board. If a desired disposition transaction falls within such range, then ARCC will be able to effect that transaction without additional Board action.

(a)           notify the ARCC Fund of the proposed transaction at the earliest practical time; and

(b)           formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the ARCC Fund and, in the case of ARCC, provide the recommendation to the Independent Directors.

In instances where ARCC is the participant in such Co-Investment Transaction, the Independent Directors will make their own determination with respect to follow-on investments.  To the extent that:

(i)            the amount of a follow-on investment opportunity is not based on the ARCC Fund’s and the Affiliated Fund’s initial investments; and

(ii)           the aggregate amount recommended by ACM, or, in the case of an ARCC Managed Fund, the investment manager of such ARCC Managed Fund, to be invested by the ARCC Fund in such follow-on investment, together with the amount proposed to be invested by all Affiliated Funds in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount of the follow-on investment opportunity will be allocated among them pro rata based on the size of their investment at that time.  The ARCC Fund will participate in such investment to the extent that the Required Majority, or, in the case of an ARCC Managed Fund, such ARCC Managed Fund’s investment manager (consistent with its fiduciary duties and the standard of care applicable to such investment manager as set forth in the documents governing such ARCC Managed Fund), determines that it is in the ARCC Fund’s best interest.

The follow-on investments acquired as permitted by this condition will be subject to the other conditions set forth in the Application following such acquisition.

6.             The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions during the preceding quarter, including investments made by an Affiliated Fund in which ARCC considered but declined to participate, so that the Independent Directors may determine whether the conditions of the order have been met.  In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for Co-Investments by ARCC, including whether the use of the standards continues to be in the best interests of ARCC and its stockholders and does not involve overreaching on the part of any person concerned.

7.             ARCC will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

8.             No Independent Director will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of any ARCC Managed Fund or any Affiliated Fund.

9.             The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable solely by ACM or Ares Management, be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

10.           Any transaction fee (including break-up, structuring or commitment fees but excluding broker’s fees contemplated by Section 17(e)(2) of the Act, and administration fees) received in connection with a Co-Investment Transaction other than a Special Syndication Transaction or a Board Approved Transaction will be distributed to the participants on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by an Affiliated Fund or an ARCC Fund pending consummation of the transaction, the fee will be deposited into an account maintained by the Affiliated Fund or ARCC Fund, as applicable, at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on the amount they invest in such Co-Investment Transaction.  The Affiliated Funds, Ares Management, ACM or an Affiliate (other than the ARCC Funds) will not receive additional compensation or remuneration of any kind (other than (i) the transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the co-investors) as a result of or in connection with a Co-Investment Transaction.

III.           PROCEDURAL MATTERS

A.  COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Michael Arougheti

President

Ares Capital Corporation

280 Park Avenue, 22nd Floor

Building East

New York, NY 10017

(212) 750-7300

and

Michael Weiner

General Counsel

Ares Capital Corporation

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

(310) 201-4200

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Monica Shilling

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067

(310) 557-2900

and

Steven B. Boehm

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 383-0100

B.  AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that ARCC, by resolutions duly adopted by its Board on October 29, 2008 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission an application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act (the “Application”).  Each person executing the application on behalf of the ARCC Funds and Affiliated Funds being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable ARCC Fund or Affiliated Fund; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 1st day of May, 2009.

ARES CAPITAL CORPORATION

By	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Vice President and General Counsel

ARES CAPITAL MANAGEMENT LLC, ARES MANAGEMENT LLC, ARES MANAGEMENT

LIMITED, ARES MANAGEMENT, L.P., ARES
MANAGEMENT II, L.P., ARES
INSTITUTIONAL LOAN FUND GP, LLC, ARES
CLO MANAGEMENT IIR, L.P., ARES CLO
MANAGEMENT IIIR/IVR, L.P., ARES CLO
MANAGEMENT V, L.P., ARES CLO
MANAGEMENT VR, L.P., ARES CLO
MANAGEMENT VI, L.P., ARES CLO
MANAGEMENT VIR, L.P., ARES CLO
MANAGEMENT VII, L.P., ARES CLO
MANAGEMENT VIII, L.P., ARES CLO
MANAGEMENT IX, L.P., ARES CLO
MANAGEMENT X, L.P., ARES CLO
MANAGEMENT XI, L.P., ARES CLO
MANAGEMENT XII, L.P., ARES ENHANCED
LOAN MANAGEMENT, L.P., ARES
ENHANCED LOAN MANAGEMENT IR, L.P.,
ARES ENHANCED LOAN MANAGEMENT IR-B,
L.P., ARES ENHANCED LOAN
MANAGEMENT II, L.P., ARES ENHANCED
LOAN MANAGEMENT III, L.P., ARES
ENHANCED LOAN INVESTMENT STRATEGY
ADVISOR IV, L.P., ASSF OPERATING
MANAGER II, LLC, ASSF MANAGEMENT II,
L.P., ARES SPC HOLDINGS, L.P., ARES SPC GP
HOLDINGS LLC, ARES HIGH YIELD CSO
MANAGEMENT, L.P., ARES HIGH YIELD CSO
MANAGEMENT II, L.P., ARES PRIVATE
ACCOUNT MANAGEMENT I, L.P., ARES
ENHANCED CREDIT OPPORTUNITIES GP,
LLC, ARES ENHANCED CREDIT
OPPORTUNITIES FUND MANAGEMENT, L.P.,
ASSF OPERATING MANAGER, LLC, ARES
CSF OPERATING MANAGER I, LLC, ACOF
OPERATING MANAGER, L.P., ACOF
OPERATING MANAGER II, L.P., ACOF
OPERATING MANAGER III, LLC, ARES
CAPITAL EURO GP, L.P., IVY HILL ASSET
MANAGEMENT L.P., ARES LEVERAGED
INVESTMENT FUND (U.S.), L.P., ARES
LEVERAGED INVESTMENT FUND
(CAYMAN), L.P., ARES LEVERAGED
INVESTMENT FUND, L.P., ARES LEVERAGED
INVESTMENT CORP., ARES
LEVERAGED INVESTMENT FUND II, L.P.,
ARES LEVERAGED INVESTMENT CORP. II,

ARES INSTITUTIONAL OFFSHORE LOAN
FUND, B.V., ARES INSTITUTIONAL LOAN
FUND, L.P., ARES INSTITUTIONAL LOAN
FUND B.V., ARES IIR CLO LTD., ARES III CLO
LTD., ARES IIIR/IVR CLO LTD., ARES V CLO
LTD., ARES VR CLO LTD., ARES VI CLO LTD.,
ARES VIR CLO LTD., ARES VII CLO LTD.,
ARES VIII CLO LTD., ARES IX CLO LTD.,
ARES X CLO LTD., ARES XI CLO LTD., ARES
XII CLO LTD., ARES EURO CLO I B.V., ARES
EUROPEAN CLO II B.V., ARES ENHANCED
LOAN INVESTMENT STRATEGY, LTD., ARES
ENHANCED LOAN INVESTMENT STRATEGY
IR LTD., ARES ENHANCED LOAN
INVESTMENT STRATEGY IR-B, LTD., ARES
ENHANCED LOAN INVESTMENT STRATEGY
II LTD., ARES ENHANCED LOAN
INVESTMENT STRATEGY III, LTD., ARES
ENHANCED LOAN INVESTMENT STRATEGY
III EURO B.V., ARES ENHANCED LOAN
INVESTMENT STRATEGY V B.V., ARES
ENHANCED LOAN INVESTMENT STRATEGY
VI, L.P., ARES SPC LUXEMBOURG S.À.R.L.,
ARES HIGH YIELD CSO I PLC, ARES HIGH
YIELD CSO LTD., CONFLUENT 2 LIMITED,
ARES ENHANCED CREDIT OPPORTUNITIES
FUND, L.P., ARES ENHANCED CREDIT
OPPORTUNITIES OFFSHORE FUND, LTD.,
ARES ENHANCED CREDIT OPPORTUNITIES
MASTER FUND, L.P., ARES ENHANCED
CREDIT OPPORTUNITIES FUND LTD.,
GLOBAL LOAN OPPORTUNITIES FUND B.V.,
ARES SPECIAL SITUATIONS FUND, L.P., DF
US BD HOLDINGS LLC, ARES SPECIAL
SITUATIONS FUND I-B, L.P., DF US BD
HOLDINGS I-B LLC, ARES CREDIT
STRATEGIES FUND I, L.P., ARES CORPORATE
OPPORTUNITIES FUND, L.P., ARES
CORPORATE OPPORTUNITIES FUND II, L.P.,
ARES CORPORATE OPPORTUNITIES FUND
III, L.P., AF II US BD HOLDINGS L.P., AF III US
BD HOLDINGS L.P., ARES CAPITAL EUROPE
LIMITED, ARES CAPITAL EUROPEAN
INVESTMENTS LIMITED, ARES CAPITAL
EUROPE, L.P., ARES CAPITAL EUROPE
(LUXEMBOURG) S.À.R.L., IVY HILL MIDDLE

MARKET CREDIT FUND, LTD., IVY HILL MIDDLE MARKET CREDIT FUND II, LTD.

By	/s/ Michael D. Weiner
Name: Michael D. Weiner
Authorized Person

STATE OF NEW YORK	)
)ss:
COUNTY OF NEW YORK	)

The undersigned, being duly sworn, deposes and states that he has duly executed the foregoing Application, dated May 1, 2009, for and on behalf of Ares Capital Corporation, that he is the Vice President and General Counsel of such entity and that all action by the directors and stockholders of such entity necessary to authorize the undersigned to execute and file such instrument has been taken.  Deponent further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ARES CAPITAL CORPORATION

By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Vice President and General Counsel

1

STATE OF CALIFORNIA	)
)ss:
COUNTY OF LOS ANGELES	)

The undersigned, being duly sworn, deposes and states that he has duly executed the foregoing Application, dated May 1, 2009, for and on behalf of Ares Capital Management LLC, Ares Management LLC, Ares Management Limited, Ares Management, L.P., Ares Management II, L.P., Ares Institutional Loan Fund GP, LLC, Ares CLO Management IIR, L.P., Ares CLO Management IIIR/IVR, L.P., Ares CLO Management V, L.P., Ares CLO Management VR, L.P., Ares CLO Management VI, L.P., Ares CLO Management VIR, L.P., Ares CLO Management VII, L.P., Ares CLO Management VIII, L.P., Ares CLO Management IX, L.P., Ares CLO Management X, L.P., Ares CLO Management XI, L.P., Ares CLO Management XII, L.P., Ares Enhanced Loan Management, L.P., Ares Enhanced Loan Management IR, L.P., Ares Enhanced Loan Management IR-B, L.P., Ares Enhances Loan Management II, L.P., Ares Enhanced Loan Management III, L.P., Ares Enhanced Loan Investment Strategy Advisor IV, L.P., ASSF Operating Manager II, LLC, ASSF Management II, L.P., Ares SPC Holdings, L.P., Ares SPC GP Holdings LLC, Ares High Yield CSO Management, L.P., Ares High Yield CSO Management II, L.P., Ares Private Account Management I, L.P., Ares Enhanced Credit Opportunities GP, LLC, Ares Enhanced Credit Opportunities Fund Management, L.P., ASSF Operating Manager, LLC, Ares CSF Operating Manager I, LLC, ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., ACOF Operating Manager III LLC, Ares Capital Euro GP, L.P., Ivy Hill Asset Management L.P., Ares Leveraged Investment Fund (U.S.), L.P., Ares Leveraged Investment Fund (Cayman), L.P., Ares

2

Leveraged Investment Fund, L.P., Ares Leveraged Investment Corp., Ares Leveraged Investment Fund II, L.P., Ares Leveraged Investment Corp. II, Ares Institutional Offshore Loan Fund, B.V., Ares Institutional Loan Fund, L.P., Ares Institutional Loan Fund B.V., Ares IIR CLO Ltd., Ares III CLO Ltd., Ares IIIR/IVR CLO Ltd., Ares V CLO Ltd., Ares VR CLO Ltd., Ares VI CLO Ltd., Ares VIR CLO Ltd., Ares VII CLO Ltd., Ares VIII CLO Ltd., Ares IX CLO Ltd., Ares X CLO Ltd., Ares XI CLO Ltd., Ares XII CLO Ltd., Ares Euro CLO I B.V., Ares European CLO II B.V., Ares Enhanced Loan Investment Strategy, Ltd., Ares Enhanced Loan Investment Strategy IR Ltd., Ares Enhanced Loan Investment Strategy IR-B, Ltd., Ares Enhanced Loan Investment Strategy II Ltd., Ares Enhanced Loan Investment Strategy III, Ltd., Ares Enhanced Loan Investment Strategy III Euro B.V., Ares Enhanced Loan Investment Strategy V B.V., Ares Enhanced Loan Investment Strategy VI, L.P., Ares SPC Luxembourg S.À.R.L., Ares High Yield CSO I PLC, Ares High Yield CSO Ltd., Confluent 2 Limited, Ares Enhanced Credit Opportunities Fund, L.P., Ares Enhanced Credit Opportunities Offshore Fund, LTD., Ares Enhanced Credit Opportunities Master Fund, L.P., Ares Enhanced Credit Opportunities Fund Ltd., Global Loan Opportunities Fund B.V., Ares Special Situations Fund, L.P., DF US BD Holdings LLC, Ares Special Situations Fund I-B, L.P., DF US BD Holdings I-B LLC, Ares Credit Strategies Fund I, L.P., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., Ares Corporate Opportunities Fund III, L.P., AF II US BD Holdings L.P., AF III US BD Holdings L.P., Ares Capital Europe Limited, Ares Capital European Investments Limited, Ares Capital Europe, L.P., Ares Capital Europe (Luxembourg) S.À.R.L., Ivy Hill Middle Market Credit Fund, Ltd., and Ivy Hill Middle Market Credit Fund II, Ltd. that he is authorized to execute this sworn statement of each entity and that all action by

3

the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken.  Deponent further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ARES CAPITAL MANAGEMENT LLC, ARES
MANAGEMENT LLC, ARES MANAGEMENT
LIMITED, ARES MANAGEMENT, L.P., ARES
MANAGEMENT II, L.P., ARES
INSTITUTIONAL LOAN FUND GP, LLC, ARES
CLO MANAGEMENT IIR, L.P., ARES CLO
MANAGEMENT IIIR/IVR, L.P., ARES CLO
MANAGEMENT V, L.P., ARES CLO
MANAGEMENT VR, L.P., ARES CLO
MANAGEMENT VI, L.P., ARES CLO
MANAGEMENT VIR, L.P., ARES CLO
MANAGEMENT VII, L.P., ARES CLO
MANAGEMENT VIII, L.P., ARES CLO
MANAGEMENT IX, L.P., ARES CLO
MANAGEMENT X, L.P., ARES CLO
MANAGEMENT XI, L.P., ARES CLO
MANAGEMENT XII, L.P., ARES ENHANCED
LOAN MANAGEMENT, L.P., ARES
ENHANCED LOAN MANAGEMENT IR, L.P.,
ARES ENHANCED LOAN MANAGEMENT IR-B,
L.P., ARES ENHANCED LOAN
MANAGEMENT II, L.P., ARES ENHANCED
LOAN MANAGEMENT III, L.P., ARES
ENHANCED LOAN INVESTMENT STRATEGY
ADVISOR IV, L.P., ASSF OPERATING
MANAGER II, LLC, ASSF MANAGEMENT II,
L.P., ARES SPC HOLDINGS, L.P., ARES SPC GP
HOLDINGS LLC, ARES HIGH YIELD CSO
MANAGEMENT, L.P., ARES HIGH YIELD CSO
MANAGEMENT II, L.P., ARES PRIVATE
ACCOUNT MANAGEMENT I, L.P., ARES
ENHANCED CREDIT OPPORTUNITIES GP,
LLC, ARES ENHANCED CREDIT
OPPORTUNITIES FUND MANAGEMENT, L.P.,
ASSF OPERATING MANAGER, LLC, ARES
CSF OPERATING MANAGER I, LLC, ACOF
OPERATING MANAGER, L.P., ACOF

4

OPERATING MANAGER II, L.P., ACOF
OPERATING MANAGER III, LLC, ARES
CAPITAL EURO GP, L.P., IVY HILL ASSET
MANAGEMENT L.P., ARES LEVERAGED
INVESTMENT FUND (U.S.), L.P., ARES
LEVERAGED INVESTMENT FUND
(CAYMAN), L.P., ARES LEVERAGED
INVESTMENT FUND, L.P., ARES LEVERAGED
INVESTMENT CORP., ARES
LEVERAGED INVESTMENT FUND II, L.P.,
ARES LEVERAGED INVESTMENT CORP. II,
ARES INSTITUTIONAL OFFSHORE LOAN
FUND, B.V., ARES INSTITUTIONAL LOAN
FUND, L.P., ARES INSTITUTIONAL LOAN
FUND B.V., ARES IIR CLO LTD., ARES III CLO
LTD., ARES IIIR/IVR CLO LTD., ARES V CLO
LTD., ARES VR CLO LTD., ARES VI CLO LTD.,
ARES VIR CLO LTD., ARES VII CLO LTD.,
ARES VIII CLO LTD., ARES IX CLO LTD.,
ARES X CLO LTD., ARES XI CLO LTD., ARES
XII CLO LTD., ARES EURO CLO I B.V., ARES
EUROPEAN CLO II B.V., ARES ENHANCED
LOAN INVESTMENT STRATEGY, LTD., ARES
ENHANCED LOAN INVESTMENT STRATEGY
IR LTD., ARES ENHANCED LOAN
INVESTMENT STRATEGY IR-B, LTD., ARES
ENHANCED LOAN INVESTMENT STRATEGY
II LTD., ARES ENHANCED LOAN
INVESTMENT STRATEGY III, LTD., ARES
ENHANCED LOAN INVESTMENT STRATEGY
III EURO B.V., ARES ENHANCED LOAN
INVESTMENT STRATEGY V B.V., ARES
ENHANCED LOAN INVESTMENT STRATEGY
VI, L.P., ARES SPC LUXEMBOURG S.À.R.L.,
ARES HIGH YIELD CSO I PLC, ARES HIGH
YIELD CSO LTD., CONFLUENT 2 LIMITED,
ARES ENHANCED CREDIT OPPORTUNITIES
FUND, L.P., ARES ENHANCED CREDIT
OPPORTUNITIES OFFSHORE FUND, LTD.,
ARES ENHANCED CREDIT OPPORTUNITIES
MASTER FUND, L.P., ARES ENHANCED
CREDIT OPPORTUNITIES FUND LTD.,
GLOBAL LOAN OPPORTUNITIES FUND B.V.,
ARES SPECIAL SITUATIONS FUND, L.P., DF
US BD HOLDINGS LLC, ARES SPECIAL
SITUATIONS FUND I-B, L.P., DF US BD
HOLDINGS I-B LLC, ARES CREDIT

5

STRATEGIES FUND I, L.P., ARES CORPORATE
OPPORTUNITIES FUND, L.P., ARES
CORPORATE OPPORTUNITIES FUND II, L.P.,
ARES CORPORATE OPPORTUNITIES FUND
III, L.P., AF II US BD HOLDINGS L.P., AF III US
BD HOLDINGS L.P., ARES CAPITAL EUROPE
LIMITED, ARES CAPITAL EUROPEAN
INVESTMENTS LIMITED, ARES CAPITAL
EUROPE, L.P., ARES CAPITAL EUROPE
(LUXEMBOURG) S.À.R.L., IVY HILL MIDDLE
MARKET CREDIT FUND, LTD., IVY HILL
MIDDLE MARKET CREDIT FUND II, LTD.

By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Authorized Person

6

EXHIBIT A

Resolutions of the Board of Directors of
Ares Capital Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Ares Capital Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, and to do such other acts or things and execute such other documents as they deem necessary or desirable to cause such application to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Corporation to accomplish its investment objective and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary,

A-1

advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

(Adopted by Unanimous Written Consent dated October 29, 2008)

A-2